EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2001	2002	2003	2004	2005	9/30/2006	9/30/2006
EARNINGS
Income Before Income Taxes	$258,541	$316,418	$308,003	$238,226	$202,021	$214,976	$175,769
Fixed Charges (as below)	130,293	126,797	123,721	110,547	118,365	142,146	110,259
Total Earnings	$388,834	$443,215	$431,724	$348,773	$320,386	$357,122	$286,028

FIXED CHARGES
Interest Expense	$120,036	$116,677	$115,202	$99,135	$106,301	$119,005	$89,024
Credit for Allowance for Borrowed Funds Used During Construction	4,457	5,620	5,319	8,100	8,764	19,841	18,760
Interest Rate Hedges	-	-	-	(188)	-	-	-
Estimated Interest Element in Lease Rentals	5,800	4,500	3,200	3,500	3,300	3,300	2,475
Total Fixed Charges	$130,293	$126,797	$123,721	$110,547	$118,365	$142,146	$110,259

Ratio of Earnings to Fixed Charges	2.98	3.49	3.48	3.15	2.70	2.51	2.59